QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THQ Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
with an Exercise Price Equal to or Greater than $27.00 per share
(Title of Class of Securities)

872443403
(CUSIP Number of Class of Securities)

Brian J. Farrell
27001 Agoura Road, Suite 325
Calabasas Hills, California 91301
(818) 871-5000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copy To:
Catherine E. Albright, Esq.
Sidley Austin Brown & Wood LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 896-6019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,365,996	$809

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,494,614 shares of common stock of THQ Inc. having an aggregate value of $9,365,996 as of November 11, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 14, 2003 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    NAME AND ADDRESS.    The name of the issuer is THQ Inc., a Delaware corporation ("THQ" or the "Company"). The address of its principal executive offices is 27001 Agoura Road, Suite 325, Calabasas Hills, California 91301. The telephone number at that address is (818) 871-5000. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning THQ Inc.") is incorporated herein by reference.

        (b)    SECURITIES.    This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company's common stock, par value $.01 per share, outstanding under THQ's 1997 Stock Option Plan (the "1997 Plan") or Nonexecutive Employee Stock Option Plan (the "NEEP," together with the 1997 Plan, collectively, the "Option Plans"), for replacement options to purchase a lesser number of shares of THQ's common stock at a new exercise price per share. Option holders are eligible to participate in the Offer if they are employees of THQ or one of its subsidiaries in the United States, United Kingdom, Germany or Australia; provided, however, that the Company's Executive Officers and members of the Company's Board of Directors are not eligible to participate in the Offer. In order to receive replacement options, a participant must be an eligible employee on the date the Offer commences, the date the Offer ends and the date that the replacement options are granted. Outstanding stock options held by eligible employees that were granted under the Option Plans and that have an exercise price equal to or greater than $27.00 per share are eligible for exchange in the Offer. The exact number of replacement options that will be granted in exchange for a participant's eligible options will depend upon the exercise price of the eligible options that the participant elects to exchange. The number of replacement options will be determined according to the exchange ratio set forth in the table below, rounded up to the nearest whole share. The following table shows the specific number of shares of common stock that an eligible option may purchase, by exercise price, that an eligible option holder would have to surrender to receive a replacement option to purchase one share of common stock:

EXERCISE PRICE PER SHARE	EXCHANGE RATIO (SURRENDERED TO NEW)
$27.00 to $33.00	1.5-for-1
$33.01 and above	1.75-for-1

        The information set forth in the Offer to Exchange under "Summary Term Sheet," "Risks of Participating in the Stock Option Exchange Program," Section 1 ("The Offer"), Section 2 ("Eligible Optionholders"), Section 3 ("Eligible Options; Exchange Ratio), Section 7 ("Acceptance of Options for Exchange and Cancellation and Grant of Replacement Options") and Section 10 ("Source and Amount of Consideration; Consequences of THQ Inc. Being Acquired; Consequences of Employment Termination; Terms of Replacement Options") is incorporated herein by reference.

        (c)    TRADING AND MARKET PRICE.    The information set forth in the Offer to Exchange under Section 9 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)    NAMES AND ADDRESS.    The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule

TO, the information set forth in Appendix A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    MATERIAL TERMS.    The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer"), Section 2 ("Eligible Optionholders"), Section 3 ("Eligible Options; Exchange Ratio"), Section 4 ("Purpose of the Offer"), Section 5 ("Procedures for Electing to Exchange Options"), Section 6 ("Change In Election; Withdrawal Rights"), Section 7 ("Acceptance of Options for Exchange and Cancellation and Grant of Replacement Options"), Section 8 ("Conditions of the Offer"), Section 9 ("Price Range of Common Stock"), Section 10 ("Source and Amount of Consideration; Consequences of THQ Inc. Being Acquired; Consequences of Employment Termination; Terms of Replacement Options; "), Section 13 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences") and Section 16 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

        (b)    PURCHASES.    The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)    AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.    The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans and related form of agreements attached hereto as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6. Purposes of the Transactions and Plans or Proposals.

        (a)    PURPOSES.    The information set forth in the Offer to Exchange under Section 4 ("Purpose of the Offer") is incorporated herein by reference.

        (b)    USE OF SECURITIES ACQUIRED.    The information set forth in the Offer to Exchange under Section 7 ("Acceptance of Options for Exchange and Cancellation and Grant of Replacement Options") and Section 13 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)    PLANS.    The information set forth in the Offer to Exchange under Section 4 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)    SOURCE OF FUNDS.    The information set forth in the Offer to Exchange under Section 10 ("Source and Amount of Consideration; Consequences of THQ Inc. Being Acquired; Consequences of Employment Termination; Terms of Replacement Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

        (b)    CONDITIONS.    The information set forth in the Offer to Exchange under Section 8 ("Conditions of the Offer") is incorporated herein by reference.

        (d)    BORROWED FUNDS.    Not applicable.

Item 8. Interest in Securities of Subject Company.

        (a)    SECURITIES OWNERSHIP.    The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b)    SECURITIES TRANSACTIONS.    The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    SOLICITATIONS OR RECOMMENDATIONS.    Not applicable.

Item 10. Financial Statements.

        (a)    FINANCIAL INFORMATION.    The information set forth in the Offer to Exchange under Section 11 ("Information Concerning THQ Inc.; Summary Financial Information") and Section 18 ("Additional Information") and in the financial statements and notes related thereto on pages F-1 through F-29 of THQ's Annual Report on Form 10-K for the year ended December 31, 2002, the information set forth on pages 40 through 69 of THQ's Transition Report on Form 10-KT for the transition period ended March 31, 2003, and on pages 3 through 15 of THQ's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 is incorporated herein by reference.

        (b)    PRO FORMA INFORMATION.    Not applicable.

        (c)    SUMMARY INFORMATION.    The information set forth in the Offer to Exchange under Section 11 ("Information Concerning THQ Inc.; Summary Financial Information") is incorporated herein by reference.

Item 11. Additional Information.

        (a)    AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.    The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), Section 14 ("Legal Matters; Regulatory Approvals") and Appendix B ("Australian Supplement") is incorporated herein by reference.

        (b)    OTHER INFORMATION.    Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange Eligible Outstanding Stock Options, dated November 14, 2003.
(a)(1)(B)*	Transmittal Letter from Brian J. Farrell to Eligible Option Holders, dated November 14, 2003.
(a)(1)(C)*	Form of Personnel Option Status Report.
(a)(1)(D)*	Election Form.
(a)(1)(E)*	Change In Election Form.
(a)(1)(F)*	Form of Confirmation of Participation.
(a)(1)(G)*	Form of Confirmation of Change In Election.

(a)(1)(H)*	Form of Email Reminder to Eligible Option Holders.
(a)(1)(I)*	Form of Notice of Ineligibility.
(a)(1)(J)*	Form of Acceptance and Agreement to Grant Replacement Options.
(a)(1)(K)	THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
(a)(1)(L)
THQ Inc.'s Transition Report on Form 10-KT for the three month transition period ended March 31, 2003, filed with the Securities and Exchange Commission on June 11, 2003, and incorporated herein by reference.
(a)(1)(M)	THQ Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 13, 2003, and incorporated herein by reference.
(b)	Not applicable.
(d)(1)
THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed with the Securities and Exchange Commission as Appendix B to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(2)
THQ Inc.'s Third Amended and Restated Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Appendix C to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(3)
Form of Stock Option Agreement for THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed as Exhibit 10.8 to THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(4)
Form of Stock Option Agreement for THQ Inc.'s Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Exhibit 4.10 to THQ Inc.'s Registration Statement on Form S-8 on June 21, 2002 (File No. 333-90986), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13. Information Required By Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THQ Inc.
	By:	/s/ WILLIAM GOODMEN William Goodmen, Senior Vice President—Human Resources and Administration
Dated: November 14, 2003

Exhibit Index

Exhibit Number	Description of Exhibit
(a)(1)(A)*	Offer to Exchange Eligible Outstanding Stock Options, dated November 14, 2003.
(a)(1)(B)*	Transmittal Letter from Brian J. Farrell to Eligible Option Holders, dated November 14, 2003.
(a)(1)(C)*	Form of Personnel Option Status Report.
(a)(1)(D)*	Election Form.
(a)(1)(E)*	Change In Election Form.
(a)(1)(F)*	Form of Confirmation of Participation.
(a)(1)(G)*	Form of Confirmation of Change In Election.
(a)(1)(H)*	Form of Email Reminder to Eligible Option Holders.
(a)(1)(I)*	Form of Notice of Ineligibility.
(a)(1)(J)*	Form of Acceptance and Agreement to Grant Replacement Options.
(a)(1)(K)	THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
(a)(1)(L)
THQ Inc.'s Transition Report on Form 10-KT for the three month transition period ended March 31, 2003, filed with the Securities and Exchange Commission on June 11, 2003, and incorporated herein by reference.
(a)(1)(M)	THQ Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 13, 2003, and incorporated herein by reference.
(d)(1)
THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed with the Securities and Exchange Commission as Appendix B to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(2)
THQ Inc.'s Third Amended and Restated Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Appendix C to THQ Inc.'s Proxy Statement on Schedule 14A on July 3, 2003, and incorporated herein by reference.
(d)(3)
Form of Stock Option Agreement for THQ Inc.'s Amended and Restated 1997 Stock Option Plan, filed as Exhibit 10.8 to THQ Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(4)
Form of Stock Option Agreement for THQ Inc.'s Nonexecutive Employee Stock Option Plan, filed with the Securities and Exchange Commission as Exhibit 4.10 to THQ Inc.'s Registration Statement on Form S-8 on June 21, 2002 (File No. 333-90986), and incorporated herein by reference.

*
Filed herewith.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transactions and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required By Schedule 13E-3.
SIGNATURE
Exhibit Index